                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)

                             ENRON OIL & GAS COMPANY
                             -----------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   293562 10 4
                                 --------------
                                 (CUSIP Number)

                                  Rex R. Rogers
                  Vice President and Associate General Counsel
                                   Enron Corp.
                                1400 Smith Street
                                Houston, TX 77002
                                 (713) 853-3069
                        -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 1998
                                   -----------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box:  [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 293562 10 4                                         Page 2 of 13 Pages

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.
      I.R.S. No. 47-0255140
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
      N/A
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      BK, WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
--------------------------------------------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER

           SHARES                    82,270,000
                               -------------------------------------------------
        BENEFICIALLY           8     SHARED VOTING POWER

          OWNED BY                   0
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  82,270,000
                               -------------------------------------------------
           PERSON              10    SHARED DISPOSITIVE POWER

            WITH                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      82,270,000 shares of common stock.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D

Item 1.       Security and Issuer.

         This statement relates to the shares of common stock, par value $.01 per share ("Common Stock"), of Enron Oil & Gas Company (the "Issuer"). The address of the principal executive office of the Issuer is 1400 Smith Street, Houston, Texas 77002.

Item 2.       Identity and Background.

         This statement is being filed by Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas and electricity company that engages, through its subsidiaries and affiliates, in the exploration for and production of natural gas and crude oil in the United States and internationally; the transportation of natural gas through pipelines to markets throughout the United States; the generation and transmission of electricity to markets in the northwestern United States; the marketing of natural gas, electricity and other commodities and related risk management and finance services worldwide; and the development, construction and operation of power plants, pipelines and other energy related assets in international markets.

         The address of the principal business office of Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Enron.

         Neither Enron nor, to its knowledge, any person listed on Schedule I hereto, has been, during the last five years (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

         Prior to October 4, 1989, Enron owned 99.4% of the outstanding shares of Common Stock of the Issuer, and the remaining 0.6% of the outstanding shares of Common Stock were owned by Forrest Hoglund, who currently serves as Chairman of the Board of the Issuer.

         On October 4, 1989, the Issuer sold 23,000,000 shares (after giving effect to the Issuer's June 1994 2-for-1 stock split effected as a stock dividend) of Common Stock in an initial public offering (the "IPO"). Upon completion of the IPO, Enron owned approximately 84.3% of the outstanding shares of Common Stock. Also on October 4, 1989, the Securities and Exchange Commission (the "SEC") declared effective the registration of the Issuer's Common Stock pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Between the time of the IPO and December 1995, Enron did not effect any acquisitions or dispositions of shares of Common Stock. In December 1995, Enron sold 31,050,000 shares of Common Stock in an underwritten public offering registered under the Securities Act of 1933, as amended (the "Securities Act"). This sale was made in conjunction with a contemporaneous public offering of Enron's 6 1/4% Exchangeable Notes due December 13, 1998, which were mandatorily exchangeable into shares of Common Stock (the "Exchangeable Notes").

         From March 1996 until December 1996, Enron sold in the open market an aggregate of 12,010,000 shares of Common Stock.

         On November 25, 1997, Enron purchased 140,000 shares of Common Stock in the open market. On May 1, 1998, Enron purchased 7,690,000 shares of Common Stock in the open market for an aggregate consideration of $179,753,750. The source of funds for such purchase was working capital.

         Pursuant to the terms of the Exchangeable Notes, on December 14, 1998, Enron delivered an aggregate of 10,500,000 shares of Common Stock in exchange for all outstanding Exchangeable Notes. After giving effect to such delivery, Enron owns an aggregate of 82,270,000 shares of Common Stock.

Item 4.       Purpose of Transaction.

         Until the consummation of the IPO, Enron owned 99.4% of the Common Stock of the Issuer. Pursuant to the IPO, the Issuer sold 23,000,000 shares (after giving effect to the Issuer's June 1994 2-for-1 stock split effected as a stock dividend). Subsequent to the completion of the IPO, the Issuer has remained a majority-owned subsidiary of Enron, and its assets, liabilities and results of operations are included in the consolidated financial statements of Enron and its consolidated subsidiaries.

         The Board of Directors of the Issuer consists of eleven directors. Of these directors, five serve as executive officers of Enron:

    Name                             Position with Enron
    --------------------             -----------------------------------------
    Kenneth L. Lay                   Director, Chairman of the Board and
                                     Chief Executive Officer

    Jeffrey K. Skilling              Director, President and Chief
                                     Operating Officer

    Ken L. Harrison                  Director, Vice Chairman

    James V. Derrick                 Senior Vice President and General Counsel

    Richard A. Causey                Senior Vice President and Chief
                                     Accounting, Information and
                                     Administrative Officer

         In addition, John H. Duncan, who serves as a non-employee director of Enron and as Chairman of the Executive Committee of Enron's Board of Directors, also serves as a director of the Issuer.

         Enron currently holds its shares of Common Stock for the purpose of controlling the assets and operations of the Issuer with a view toward maximizing shareholder value for Enron's shareholders.

         Enron reviews and analyzes on a continuing basis its investments in each of its subsidiaries and other operations, including the Issuer, in order to determine whether shareholder value for Enron's shareholders is better served by holding those investments, disposing of or monetizing those investments or recapitalizing or otherwise restructuring those investments. These reviews and analyses are based upon a variety of factors, including without limitation, the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Enron, general stock market and economic conditions, tax considerations and other factors deemed relevant.

         As part of this periodic review, Enron is currently evaluating a number of alternatives, including without limitation, whether Enron should:

      (i)   continue to hold all of its shares of Common Stock;

      (ii) sell all or a portion of its shares of Common Stock in privately negotiated transactions with one or more purchasers, which transactions could also include the sale of other subsidiaries or assets owned by Enron;

      (iii) acquire all or a portion of the outstanding shares of Common Stock;
            or

      (iv) monetize all or a portion of Enron's investment pursuant to a leveraged recapitalization or similar transaction.

         If Enron elects to pursue one of the transactions described in clauses
(ii) through (iv) above, it is possible that one or more of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D could occur.

         For example, a number of consequences could result if Enron were to consummate a sales transaction described in clause (ii) above or an acquisition transaction or leveraged recapitalization described in clause (iii) or (iv) above. Each of these transactions could result in an exchange offer, tender offer, merger or similar transaction pursuant to which all of the outstanding shares of capital stock of the Issuer were exchanged or converted into cash, another security, property or a combination thereof, as a result of which the composition of the Issuer's Board of Directors would change and the outstanding capital stock of the Issuer would be delisted. Furthermore, it is possible that Enron could receive, or be offered, different consideration than is received by, or offered to, the other stockholders of the Issuer.

         Enron has received an unsolicited indication of interest from a third party with respect to exploring a possible transaction pursuant to which the third party would acquire Enron's shares of Common Stock, and offer to acquire the remaining shares of outstanding Common Stock. Under the third party expression of interest, Enron would also dispose of certain other assets not owned by the Issuer as part of the transaction. If the preliminary discussions with the third party proceed, then both the third party and Enron would need to conduct significant due diligence investigations with respect to the Issuer and any other assets that would be included in a transaction. Furthermore, if Enron and the third party decide to proceed with a transaction, then Enron and/or the third party would make a proposal to the Board of Directors of the Issuer, and the matter would be subject to, among other conditions, the approval of a majority of the disinterested directors of the Issuer.

         Although Enron currently intends to actively explore alternative transactions (including the unsolicited indication of interest described above) for maximizing value for Enron's shareholders, there can be no assurance that any such transaction will be pursued, or if pursued, will be consummated.

Item 5.       Interest in Securities of the Issuer.

         (a) According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, the Issuer had 153,695,172 outstanding shares of Common Stock as of October 31, 1998. As of the date hereof, Enron beneficially owned 82,270,000 shares of Common Stock, or 53.5% of such number of outstanding shares.

         To Enron's knowledge, except for the shares of Common Stock set forth on Schedule II (the "Officer and Director Shares"), none of the persons identified on Schedule I beneficially owns any shares of Common Stock.

         Enron disclaims beneficial ownership of the Officer and Director Shares and the executive officers and directors disclaim beneficial ownership of the shares of Common Stock beneficially owned by Enron.

         (b) Enron has sole voting and dispositive power with respect to the shares of Common Stock indicated to be beneficially owned by it in paragraph
(a).

         To Enron's knowledge, except as set forth on Schedule II, each of the officers and directors set forth on Schedule II has sole voting and dispositive power with respect to the shares of Common Stock set forth next to such individual's name on Schedule II.

         (c) Except for the delivery of shares of Common Stock pursuant to the terms of the Exchangeable Notes (as described in Item 3, which is incorporated by reference herein), neither Enron nor, to its knowledge, any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the preceding sixty days, except as follows: on October 31, 1998 and November 30, 1998, shares of Common Stock were acquired in the Enron Corp Savings Plan at an acquisition price per share of $16.6875 and $15.00, respectively, as follows: Andrew S. Fastow - 59.4854 and 49.1598 shares and his wife - 1.4762 and .5749 shares; Mark A. Frevert - 10.2896 and 19.6077 shares; Stanley C. Horton - 26.0273 and 17.4999 shares and his wife - .7817 and 1.4892 shares; and Kenneth D. Rice - 15.7716 and 14.0056 shares. On December 10, 1998, 184.2436 shares were disposed of at $14.00 per share in an intra-plan transfer by Mr. Fastow's wife in such plan. On November 30, 1998, Ken L. Harrison purchased 2,300 shares in the open market at $14.1516 per share.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.       Contracts, Arrangements, Understandings or
              Relationships With Respect to Securities of the Issuer.

         Except as described in Items 3 and 4 (which are incorporated by reference herein) and except as described below, Enron has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer that are required to be described herein.

         Stock Restriction and Registration Agreement. Pursuant to the terms of a Stock Restriction and Registration Agreement with Enron, the Issuer has agreed that upon the request of Enron (or certain assignees), the Issuer will register under the Securities Act, and applicable state securities laws the sale of the Common Stock owned by Enron that Enron has requested to be registered. The Issuer's obligation is subject to certain limitations relating to a minimum amount of Common Stock required for registration, the timing of registration and other similar matters.

         Business Opportunity Agreement. In December 1997, Enron and the Issuer entered into an Equity Participation and Business Opportunity Agreement (the "Business Opportunity Agreement") that defines certain obligations that Enron owes to the Issuer and relieves Enron from certain obligations to the Issuer that it might otherwise have, including the obligation to offer certain business opportunities to the Issuer. The Business Opportunity Agreement also includes
(i) an agreement to replace the existing services agreement, under which Enron provides certain services to the Issuer, with a new services agreement under which the Issuer's maximum payments to Enron for allocated indirect costs will be reduced by $2.8 million per year, (ii) an agreement by Enron relieving the Issuer of the obligation to bear the costs of any registration of sales by Enron of shares of Common Stock, (iii) an agreement by Enron to pay the costs of registration of the Issuer's sales of Enron common stock acquired upon exercise of the options granted in the Business Opportunity Agreement, (iv) an agreement that if Enron takes any action that results in the loss by the Issuer of its status as an "independent producer" under the Internal Revenue Code, Enron will pay the Issuer each year through 2006 the lesser of (a) $1 million and (b) an amount which, after payment of applicable taxes, will compensate the Issuer for the additional income tax liability resulting from the loss of independent producer status, (v) an agreement that if Enron requests that the Issuer relocate its offices, and if the Issuer agrees to do so, Enron will pay the Issuer's moving expenses, including expenses of building out or refurbishing the space in its new offices and expenses of removing and reinstalling the Issuer's telecommunications and information systems facilities and (vi) an agreement by Enron to reimburse the Issuer for the costs and expenses of legal and financial consultants retained to assist the special committee in connection with the Business Opportunity Agreement.

         The Business Opportunity Agreement also contains provisions that give Enron the right to maintain its equity interest in the Issuer at certain levels. It provides that, if the Issuer issues additional shares of its capital stock, Enron will have the right to purchase additional shares of capital stock of the Issuer as follows: (i) if Enron owns a majority interest, Enron will have the right to purchase sufficient shares to permit it to retain its majority interest; (ii) if Enron does not own a majority interest but accounts for the assets and operations of the Issuer on a consolidated basis for financial reporting purposes Enron will have the right to purchase sufficient shares to permit it to continue to account for the Issuer on a consolidated basis; and
(iii) if Enron accounts for the assets and operations of the Issuer using the equity method for financial reporting purposes Enron will have the right to purchase sufficient shares to permit it to continue to account for the Issuer using the equity method. Any such purchase by Enron will be for cash at 97% of the average closing price per share over a specified 20 day period (reflecting a 3% private placement discount).

         The summaries of the agreements described in this Item 6 are qualified in their entirety by reference to the actual agreements, which are filed as exhibits to this Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

       A. Stock Restriction and Registration Agreement dated as of August 23, 1989 by and between Enron and the Issuer
           (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-1 of the Issuer, Registration Statement No. 33-30678, filed August 24, 1989).

       B. Amendment to Stock Restriction and Registration Agreement dated December 9, 1997 by and between Enron and the Issuer (incorporated by reference to Exhibit 10.7 to Annual Report on Form 10-K of the Issuer for the year ended December 31, 1997).

       C. Equity Participation and Business Opportunity Agreement, dated December 9, 1997, between Enron and the Issuer
           (incorporated by reference to Exhibit 10 to Registration Statement on Form S-3 of the Issuer, Registration Statement No. 333-44785, filed January 23, 1998).

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 15, 1998                 ENRON CORP.


                                         By: /s/ Peggy B. Menchaca
                                            -----------------------
                                            Peggy B. Menchaca
                                            Vice President and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.

         Name and Business Address            Citizenship            Position and Occupation
         -------------------------            -----------            -----------------------
Robert A. Belfer                                 U.S.A.              Director
Belco Oil & Gas Corp.                                                Chairman, President and Chief
767 Fifth Avenue, 46th Fl.                                           Executive Officer,
New York, NY 10153                                                   Belco Oil & Gas Corp.

Norman P. Blake, Jr.                             U.S.A.              Director
USF&G Corporation                                                    Chairman, United States Fidelity
6225 Smith Ave. LA0300                                                and Guaranty Company
Baltimore, MD 21209

Ronnie C. Chan                                   U.S.A.              Director
Hang Lung Development                                                Chairman of Hang Lung
 Company Limited                                                       Development Group
281F, Standard Chartered
 Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                                   U.S.A.              Director
5851 San Felipe, Suite 850                                           Investments
Houston, TX 77057

Joe H. Foy                                       U.S.A.              Director
404 Highridge Dr.                                                    Retired Senior Partner,
Kerrville, TX 78028                                                  Bracewell & Patterson, L.L.P.

Wendy L. Gramm                                   U.S.A.              Director
P. O. Box 39134                                                      Economist; Former Chairman,
Washington, D.C. 20016                                               U.S. Commodity
                                                                       Futures Trading Commission

Robert K. Jaedicke                               U.S.A.              Director,
Graduate School of Business                                          Professor (Emeritus), Graduate
Stanford University                                                    School of Business
Stanford, CA 94305                                                     Stanford University

         Name and Business Address            Citizenship            Position and Occupation
         -------------------------            -----------            -----------------------
Charles A. LeMaistre                             U.S.A.              Director
13104 Travis View Loop                                               President (Emeritus), University of
Austin, TX 78732                                                       Texas M. D. Anderson Cancer Center

Jerome J. Meyer                                  U.S.A.              Director
26600 S. W. Parkway                                                  Chairman and Chief Executive
Building 63; P. O. Box 1000                                          Officer, Tektronix, Inc.
Wilsonville, OR 97070-1000

John A. Urquhart                                 U.S.A.              Director
John A. Urquhart Assoc.                                              President, John A. Urquhart
111 Beach Road                                                         Associates
Fairfield, CT 06430

John Wakeham                                      U.K.               Director
Pingleston House                                                     Former U.K. Secretary of State for
Old Alresford                                                          Energy and Leader of the
Hampshire S024 9TB                                                     Houses of Commons and Lords
United Kingdom

Charls E. Walker                                 U.S.A.              Director
Walker & Walker, LLC                                                 Chairman, Walker & Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.                          U.S.A.              Director
Winokur Holdings, Inc.                                               President, Winokur Holdings,
30 East Elm Ct.                                                        Inc.
Greenwich, CT 06830

         Name and Business Address            Citizenship            Position and Occupation
         -------------------------            -----------            -----------------------
1400 Smith Street
Houston, TX 77002

Kenneth L. Lay                                   U.S.A.              Director, Chairman and Chief
                                                                     Executive Officer

Jeffrey K. Skilling                              U.S.A.              Director, President and Chief
                                                                     Operating Officer

J. Clifford Baxter                               U.S.A.              Senior Vice President, Corporate Development

Richard A. Causey                                U.S.A.              Senior Vice President and Chief Accounting,
                                                                     Information and Administrative Officer

James V. Derrick, Jr.                            U.S.A.              Senior Vice President and General Counsel

Andrew S. Fastow                                 U.S.A.              Senior Vice President and Chief
                                                                     Financial Officer

Mark A. Frevert                                  U.S.A.              President and CEO, Enron Europe, Ltd.

Ken L. Harrison                                  U.S.A.              Director
                                                                     Vice Chairman of Enron Corp.

Stanley C. Horton                                U.S.A.              Chairman and Chief Executive Officer, Enron
                                                                     Gas Pipeline Group

Rebecca P. Mark                                  U.S.A.              Vice Chairman

Lou L. Pai                                       U.S.A.              Chairman and CEO, Enron Energy Services, Inc.

Kenneth D. Rice                                  U.S.A.              Chairman and CEO, Enron Capital & Trade
                                                                     Resources Corp.

Joseph W. Sutton                                 U.S.A.              President and CEO, Enron International, Inc.

                                   SCHEDULE II

                         BENEFICIAL OWNERSHIP OF SHARES
                  BY DIRECTORS AND EXECUTIVE OFFICERS OF ENRON

                                                          Number of Shares of Common Stock
                                                                 Beneficially Owned
                                           ==============================================================
                   NAME OF DIRECTOR           Sole Voting and           Shared Voting and
                 OR EXECUTIVE OFFICER        Dispositive Power          Dispositive Power
                                           ==============================================================
         Robert A. Belfer                              13,300                   27,600(1)

         Norman P. Blake, Jr.                           2,000

         James V. Derrick, Jr.                            500

         John H. Duncan                                28,825

         Andrew S. Fastow                              19,212

         Joe H. Foy                                     7,000

         Mark A. Frevert                               16,343

         Ken L. Harrison                                2,300

         Stanley C. Horton                              1,344                      476

         Kenneth L. Lay                                20,000                   30,000

         Kenneth D. Rice                                2,351

         Jeffrey K. Skilling                          100,000

         Joseph W. Sutton                              21,000

         Charls E. Walker                               3,000

-------------------------

(1) Includes 17,000 shares held by trusts of which Mr. Belfer's wife is trustee for their children and 2,600 shares held by his daughter, in all of which shares Mr. Belfer disclaims beneficial ownership and 8,000 shares held in a charitable foundation in which Mr. Belfer has no pecuniary interest.